UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox Savings Plan for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 1999 and 1998                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1999 and 1998                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 1999                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 1999                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Lenox Savings Plan for
    Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 12, 2000

             Lenox Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998

                                                          1999                                            1998
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 2,550,159             --       $ 2,550,159    $ 1,274,646             --        $ 1,274,646
   Investment contract and
    money market portfolios               184,622             --           184,622        146,414             --            146,414
   Brown-Forman Corporation
    Class B common stock                    5,990             --             5,990          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        2,740,771             --         2,740,771      1,421,060             --          1,421,060
Employers' contributions receivable        17,968             --            17,968         14,024             --             14,024
Employees' contributions receivable        56,654             --            56,654         62,003             --             62,003
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 2,815,393             --       $ 2,815,393    $ 1,497,087             --        $ 1,497,087
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

             Lenox Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1999 and 1998

                                                          1999                                            1998
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $    48,518             --       $    48,518    $    55,161             --        $    55,161
      Employee                            650,069             --           650,069        683,023             --            683,023
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          698,587             --           698,587        738,184             --            738,184

   Interest income                          8,545             --             8,545          5,786             --              5,786
   Dividend income                         15,422             --            15,422          9,322             --              9,322
   Net appreciation in fair value         684,133             --           684,133        149,500             --            149,500
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   1,406,687             --         1,406,687        902,792             --            902,792
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by particpants              88,381             --            88,381         16,243             --             16,243
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net increase                            1,318,306             --         1,318,306        886,549             --            886,549

Net assets available for benefits:
   Beginning of year                    1,497,087             --         1,497,087        610,538             --            610,538
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 2,815,393             --       $ 2,815,393    $ 1,497,087             --        $ 1,497,087
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

             Lenox Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of Lenox, Incorporated
          (the Company) and, effective July 1, 1998, all hourly employees of Gorham, Inc. who are members of the United Steelworkers of America, AFL-CIO, Local 16031. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the calendar year, currently $10,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          For employees of the Company, effective March 1, 1997 to October 3, 1999, the company shall contribute annually an amount equal to 25% of the participant's elective deferral for the first 2% of the participant's annual compensation. Effective October 4, 1999 and thereafter, the Company shall contribute annually an amount equal to 25% of the participant's elective deferral for the first 4% of the participant's annual compensation. The Company does not intend to make matching contributions at this time for those participants who are members of the United Steelworkers of America, AFL-CIO, Local 16031.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual additions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. There were no forfeited nonvested accounts during 1999 and 1998.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $3,500, a lump-sum distribution will be made. Effective January 1, 1999, the involuntary cash-out limit was increased to $5,000. In the event of death, the participant's beneficiary will receive the vested interest in the participant directed portion of the plan in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       1999                              1998
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Mutual funds, investment contract
        portfolio and stock fund:
          PBHG Growth Fund                        6,863     $   325,192             5,332     $   136,168
          Janus Worldwide Fund                    8,641         660,431             6,199         293,585
          Fidelity Magellan Fund                  3,234         441,898             2,033         245,628
          Fidelity Equity-Income Fund             7,520         402,178             4,800         266,649
          Fidelity Growth Company                 5,476         461,608             3,358         171,336
          Fidelity Asset Manager                 10,519         193,343             7,060         122,779
          Fidelity Retirement
           Money Market Portfolio               125,911         125,911           102,350         102,350
          Brown-Forman Corporation Class B
           Common Stock Fund                        629           5,990             --              --
          Other investments                      64,552         124,220            47,717          82,565
                                                             ----------                        ----------
                                                            $ 2,740,771                       $ 1,421,060
                                                             ==========                        ==========

       During 1999 and 1998, the Plan's investments, including investments bought, sold, and held during the year, appreciated in value as follows:

                                            1999                1998
                                         ----------          ----------
       Mutual funds                     $   684,654         $   149,500
       Brown-Forman Corporation
        Class B common stock                   (521)              --
                                         ----------          ----------
                                        $   684,133         $   149,500
                                         ==========          ==========

4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated September 16, 1998, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

             Lenox Savings Plan for Collectively Bargained Employees
                            Plan #017 EIN #21-0498476
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   325,192
Janus Enterprise Fund           Mutual fund, variable rate and maturity           8,818
Janus Worldwide Fund            Mutual fund, variable rate and maturity         660,431
PIMCO Total Return Fund         Mutual fund, variable rate and maturity          56,691
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity         441,898
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         402,178
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         461,608
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         193,343
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   125,911
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                               58,711
Brown-Forman Corporation*       Class B common stock fund                         5,990
                                                                            -----------
                                                                            $ 2,740,771
                                                                            ===========

*Party-in-interest to the Plan


             Lenox Savings Plan for Collectively Bargained Employees
                            Plan #017 EIN #21-0498476
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.


LENOX SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 23, 2000